Peter Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

August 10, 2011

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-16707

Dear Mr. Rosenberg:

Thank you for the telephone calls on July 18, 2011 and August 1, 2011 regarding our June 16, 2011 response to your letter dated June 2, 2011, addressed to Richard J. Carbone, setting forth comments of the staff of the Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. This letter sets forth our response to the staff’s oral comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Significant Accounting Policies and Pronouncements

Investments and Investment-Related Liabilities, page 268

1.	Refer to your response to comment one. Please provide us an analysis supporting your belief that a limited partnership interest is not an equity security as defined in ASC 320-10-20.

Response:

The Company initially reviewed the guidance within U.S. GAAP in ASC 944-325-30-1 and 944-325-35-1 which describes the application by insurance companies of the Fair Value Method to

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

August 10, 2011

investments in equity securities; however, equity securities are not defined within this guidance. Accordingly, the Company reviewed ASC 320-10-20, which provides the definitions of an equity security and a security, respectively, as follows:

Equity Security

Any security representing an ownership interest in an entity (for example, common, preferred, or other capital stock) or the right to acquire (for example, warrants, rights, and call options) or dispose of (for example, put options) an ownership interest in an entity at fixed or determinable prices. The term equity security does not include any of the following:

a.	Written equity options (because they represent obligations of the writer, not investments)

b.	Cash-settled options on equity securities or options on equity-based indexes (because those instruments do not represent ownership interests in an entity)

c.	Convertible debt or preferred stock that by its terms either must be redeemed by the issuing entity or is redeemable at the option of the investor.

Security

A share, participation, or other interest in property or in an entity of the issuer or an obligation of the issuer that has all of the following characteristics:

a.	It is either represented by an instrument issued in bearer or registered form or, if not represented by an instrument, is registered in books maintained to record transfers by or on behalf of the issuer.

b.	It is of a type commonly dealt in on securities exchanges or markets or, when represented by an instrument, is commonly recognized in any area in which it is issued or dealt in as a medium for investment.

c.	It either is one of a class or series or by its terms is divisible into a class or series of shares, participations, interests, or obligations.

The Company has individually reviewed its limited partnership (LP) investments that it accounts for under the cost method. Based on this review, the Company believes that its LP investments do not meet the above definition of a security. The Company believes that its LP interests are ownership interests in unincorporated entities which are governed by, and embedded in, an LP agreement. The Company notes that the Accounting Standards Codification’s Master Glossary does not define the term “instrument.” In the absence of an explicit definition the Company does not believe that these LP agreements are instruments as they are not evidenced by security certificates – i.e., they are evidenced by rights and obligations under the LP agreements.

Accordingly, while the Company believes each of its LP interests individually represent “a share, participation, or other interest in property or in an entity of the issuer….”, the Company does not believe any of its LP interests are securities because they do not meet all of the above criteria. Specifically, the Company does not believe its LP interests meet criteria b) because the Company’s LP interests are not of a type that are commonly dealt in on securities exchanges or

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

August 10, 2011

markets and because the other condition of criteria b) applies only to instruments. In fact, the Company’s LP interests are not freely transferrable due to specific limitations imposed by the underlying partnership agreements.

The Company wishes to advise that, as of June 30, 2011 and December 31, 2010, the Company’s investments in limited partnerships where the cost method of accounting was applied had a carrying value of $599 million (fair value of approximately $743 million) and $489 million (fair value of approximately $599 million), respectively. As such, the Company believes that the impact of reporting such investments at either cost or fair value would not be material to its consolidated statements of financial position or consolidated statements of operations.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Very truly yours,

/s/ Peter Sayre

Peter Sayre

Senior Vice President and Principal Accounting Officer

Copies to:	Richard J. Carbone
Susan L. Blount